Angel Investor Tax Credit Program

Stepheni Harpin

Stepheni.harpin@ctinnovations.com

860-258-7880



We see venture capital the way you see your business. **Like no one else.**

Criteria: Qualified Connecticut Business

- Any industry

- Less than $1 million in revenues

- Operating in Connecticut for less than 7 years

- Less than 25 employees; 75% Connecticut residents

- Primarily owned by management and/or families

Process to become a Qualified Connecticut Business

- Fill out application and include:

Business Plan	Income Tax Return
Impact Statement	Bank Statement
Capitalization Table	Certificate of Good Standing
Names and Addresses of Employees	Description of Product/Service
Financial Plan	

- Email to CI

- 10 to 15 business days to process and receive email notification

- Listed on Qualified Connecticut Business List on CI's website

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Process: Angel Investor

- Complete and return to CI the Angel Investor Certification/Request for Tax Credit Reservation Form

  - Emailed to Connecticut Innovations

  - Receive email in 10 to 15 business days regarding the Angel Tax Credit reservation number and next steps

- Have CEO complete and return the Angel Investor Tax Credit request form along with:

  - A copy of check or wire transfer of investor

  - Signed copy of Investor Agreement

  - A copy of Qualified Connecticut Business's bank statement showing investment

- In 10 to 15 business days, receive email of certificate

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FAQs

- What is the amount of credit?

  - 25% of the investment is credited towards Connecticut tax liability

- Are there minimums and maximums for investment?

  - Angel can invest from $25,000 to $2,000,000 over life of program

  - Company can receive up to $2,000,000 under program

- Does company have to be qualified before investment by angel?

  - Yes – the company needs to be qualified under the program prior to an investment by an angel to receive the tax credit

- Is the credit in cash?

  - No – it is a credit against your Connecticut tax liability

- Does the company receive a tax credit?

  - No – the tax credit is for angel investors who invest in a Qualified Connecticut Business

- Is the tax credit transferable?



  - Yes – if an investment is made after July 1, 2016, an investor can sell or transfer the full or partial tax credit **ONCE** to someone else – with proper documentation

APPENDIX

Criteria: Accredited Investor

- An individual who controls less than 50% of the Connecticut business invested in, and:

  - Your individual net worth or joint net worth with that of your spouse exceeds $1,000,000, or

  - You have an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of those years and have a reasonable expectation of reaching the same income level in the current year.

- A director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer or general partner of the issuer who controls less than 50% of the issuer.

- An organization described in Section 501 (c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered by the Connecticut business or providing venture capital financing in general, with total assets in excess of $5,000,000.

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Criteria: Accredited Investor

- A trust, with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Regulation D, Section 230.506(b), of the SEC. A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

- An entity for which all of the equity owners are accredited investors.

- A network of accredited investors who review new or proposed businesses for potential investment who may seek active involvement, such as consulting and mentoring, in a Connecticut business.

- A bank, savings and loan association, broker or dealer, insurance company, investment company, business development company, SBIC, or an employee benefit plan within the meaning of ERISA. Activities of a bank, bank and trust company, insurance company, trust company, national bank, savings association, or building and loan association that are part of its normal course of business would not qualify as an accredited investor for the purpose of the angel tax credit.

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innovations